Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas, 40th Floor New York, New York 10019 o: 212.999.5800 f: 866.974.7329

August 27, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Tamika Sheppard Laura Crotty Eric Atallah Daniel Gordon

Re:	Ascentage Pharma Group International Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted July 31, 2024 CIK No. 0002023311

Ladies and Gentlemen:

On behalf of our client, Ascentage Pharma Group International (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated August 15, 2024 (the “Comment Letter”), relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is concurrently submitting via EDGAR this letter and a revised Draft Registration Statement (the “Revised Draft Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page numbers of the Revised Draft Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Revised Draft Registration Statement.

austin     beijing     boston     BOULDER      brussels     hong kong     london      los angeles     new york      palo alto
SALT LAKE CITY     san diego     san francisco     seattle      shanghai      washington, dc     wilmington, de

Securities and Exchange Commission

August 27, 2024

Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted July 31, 2024
Cover Page

1.	We note the following statement on the cover page and elsewhere throughout the prospectus: “Ascentage Pharma Group International’s ability to pay dividends, if any, to its shareholders and to service any debt it may incur will partially depend upon dividends paid by PRC subsidiaries.” Please revise your disclosure, both on the cover page and elsewhere as appropriate, to clarify whether the company’s PRC subsidiaries have ever paid dividends to Ascentage Pharma Group International. In addition, describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors. Please also disclose whether the company has any cash management policies.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 10 and 11 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that it currently does not have any cash management policies but expects to adopt an investment policy in connection with this offering.

Prospectus Summary
Overview, page 1

2.	We note your response to our prior comment 5 and we reissue the comment. Please revise the Overview section of the prospectus summary to provide an equally prominent discussion of the challenges faced by the company and the risks and limitation that could harm the business or inhibit strategic plans. In this regard, please note that clinical data obtained in China may not be accepted by the FDA or other foreign regulators to support ongoing or future clinical trials, that the company only has an approved product in China, and that the outcome of clinical trials is uncertain.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 155 of the Revised Draft Registration Statement.

3.	We note your response to our prior comment 6 and resissue the comment. Please revise the prospectus to remove all statements concluding or implying safety or efficacy other than those relating to olverembatinib as approved in China, as such determinations are solely within the authority of the FDA and comparable foreign regulatory bodies. For example, but without limitation, we note the following:

•	Your statement that “lisaftoclax, with its short half-life, patient-friendly ramp-up schedule, reduced risk of drug-drug interactions, or DDIs, favorable safety profile and high response rate, can serve as a backbone molecule for combination therapies for many hematological malignancies, including and beyond CLL/SLL.”

•	Your references to “positive” preliminary results.

Securities and Exchange Commission

August 27, 2024

•	Your references to “abundant real-world patient safety and efficacy data”.

•	Your statements that your pipelines “demonstrate a robust efficacy and safety profile”.

•	Your statement that you have “identified several compounds that are capable of rapidly reducing the levels of the Bcl-xL protein in human cancer cell lines and thereby inhibiting cancer cell growth in human cancer cell lines that are dependent on Bcl-xL.”

You may present clinical trial end points and objective data resulting from trials without concluding safety and efficacy, and you may state that your product candidates are well tolerated, if accurate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2, 4, 155, 158, 164, 167, 168, 169, 174, 177, 180 to 182, 193 to 196 and 199 of the Revised Draft Registration Statement.

4.	We note your response to our prior comment 7 and we resissue the comment. In all instances outside of your discussion of strategy, please remove references to your product candidates and future pipeline candidates as potentially “best-in-class” or “first-in-class” products. Given the current stage of development of the company’s products, such claims are speculative and premature.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 2, 155, 156, 160 and 164 of the Revised Draft Registration Statement.

5.	We note your response to our prior comment 9. Please revise your disclosure to either include a defined term for your use of “global” in the context of “global registrational” trials, or to specifically name each country in which regulatory trials are taking place in each instance where the term is used. Please also ensure footnote 2 to the pipeline table is revised accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 3, 4, 155, 157, 164, 176, 178, 190 and 193 of the Revised Draft Registration Statement.

6.	We note your response to our prior comment 11 and reissue the comment. Please revise this section to include a discussion of your agreements with AstraZeneca, Innovent, Merck, and Pfizer. We note your qualification that these are “clinical collaboration agreements” and as such, this discussion should describe the cost-sharing arrangement, including each party’s rights and obligations, how much of the costs each party is obligated to fund and what rights, if any, each party will have to the data resulting from the trial. To the extent that these agreements provide any rights to olverembatinib and lisaftoclax, please describe such rights. Alternatively, please provide an analysis supporting the statement in your response letter that the company is not substantially dependent on each agreement. See Item 8 of Part II of Form F-1 and Item 601(b)(10) of Regulation S-K.

Securities and Exchange Commission

August 27, 2024

With respect to its agreement with Innovent, the Company respectfully advises the Staff that a discussion of the agreement is included on page 204 of the Revised Draft Registration Statement and that it intends to file a copy of the agreement as an exhibit in a subsequent amendment to the Draft Registration Statement.

With respect to its clinical collaboration agreements with AstraZeneca, Merck and Pfizer (the “Clinical Collaboration Agreements”), the Company does not believe the Clinical Collaboration Agreements are material contracts required to be filed pursuant to Item 601(b)(10) of Regulation S-K. The Company entered into each of these agreements in the ordinary course of business, and the Company’s business is not substantially dependent on any of these agreements. The Company disclosed the existence of these clinical trial collaboration agreements with leading biopharmaceutical companies in the Draft Registration Statement to validate the strength of the Company’s product candidates by showing collaboration with leading biopharmaceutical companies. Accordingly, the Company does not believe it is required to file the Clinical Collaboration Agreements under either Item 601(b)(10)(i) or 601(b)(10)(ii)(B).

Pursuant to Regulation S-K Item 601(b)(10)(i), “every contract not made in the ordinary course of business that is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report” must be filed as a material contract. In addition, “for newly reporting registrants, every contract not made in the ordinary course of business that is material to the registrant and that was entered into not more than two years before the date on which such registrant first files a registration statement or report” must be filed as a material contract. Pursuant to Regulation S-K Item 601(b)(10)(ii)(B), if a contract is of a sort that ordinarily accompanies the kind of business conducted by the Company, it is deemed to be an ordinary course agreement and need not be filed unless it is a “contract upon which the registrant’s business is substantially dependent.” Examples of substantial dependence include any contract to “purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

Each of the combination trials covered by the Clinical Collaboration Agreements is a trial involving lisaftoclax or alrizomadlin. None of such trials are trials involving olverembatinib. The agreement with AstraZeneca is a clinical supply collaboration agreement, pursuant to which the Company agreed to sponsor a Phase 1b/2 study evaluating lisaftoclax as monotherapy or in combination with AstraZeneca’s product, acalabrutinib, for the treatment of relapsed and/or refractory CLL/SLL. The agreement with Merck is a clinical trial collaboration and supply agreement, pursuant to which the Company agreed to sponsor a Phase 1b/2 study designed to evaluate alrizomadlin with Merck’s product, pembrolizumab, in multiple cohorts of solid tumors. The agreement with Pfizer is a clinical trial collaboration and supply agreement, pursuant to which the Company agreed to sponsor a Phase 1b/2 study assessing the safety and tolerability of lisaftoclax as monotherapy or in combination with Pfizer’s product, palbociclib, in patients with estrogen receptor positive breast cancer or advanced solid tumors. Pursuant to the Clinical Collaboration Agreements, each of AstraZeneca, Merck and Pfizer supply their product for the combination trial covered by the applicable agreement, and all other external costs of the trials are borne by the Company.

Securities and Exchange Commission

August 27, 2024

Each of the Clinical Collaboration Agreements was made in the ordinary course of the Company’s business and is of the type ordinarily accompanying the kind of business conducted by the Company. In addition, the Company’s business is not “substantially dependent” upon any of the Clinical Collaboration Agreements because the Company does not derive any revenue from lisaftoclax or alrizomadlin. To date, there has been no financial contribution from any of the Clinical Collaboration Agreements. Further, none of the Clinical Collaboration Agreements is a license or other similar agreement that involve the use of a patent, formula, trade secret, process or trade name. Depending on the combination data from the combination trials, the Company would then decide if it would proceed with further clinical development of the combination of its compound and AstraZeneca, Merck or Pfizer’s product, respectively.

For the foregoing reasons, the Company is not currently dependent on the Clinical Collaboration Agreements in any material or substantial respect and respectfully submits that such agreements are not required to be filed as a material contract and that the detailed discussion of the Clinical Collaboration Agreements as requested by the Staff is not required.

7.	We note your statement in this section and elsewhere that the company is eligible to be paid “double-digit royalties on net sales” under the Takeda exclusive option agreement. Please revise this disclosure in all places in which it appears to disclose the royalty rate within a range of ten percentage points. As drafted, “double-digit royalties” could refer to a royalty of 10% or 99%.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 13, 146, 155, 205 and F-66 of the Revised Draft Registration Statement.

Risk Factors
Even if this offering is successful, we will need to obtain additional financing to fund our operations..., page 24

8.	We note your response to our prior comment 17. Please further revise your disclosure to identify the “local governments” that provided subsidies to fund the company’s operations in the past.

In response to the Staff’s comment, the Company has revised the disclosure on page 25 of the Revised Draft Registration Statement.

We have entered into collaborations and other relationships with leading biotechnology companies and research institutions..., page 78

Securities and Exchange Commission

August 27, 2024

9.	We note the newly added disclosure on pages 79 and 80 that the company cannot guarantee that Takeda will not seek to change the terms of the exclusive option agreement and that the company cannot guarantee that Takeda will exercise the option “on terms acceptable” to the company. Please revise your disclosure to explain these statements in light of the executed agreement entered into between the parties.

In response to the Staff’s comment, the Company has revised the disclosure on pages 80 and 81 of the Revised Draft Registration Statement. As described in the Revised Draft Registration Statement, the Company has entered into an exclusive option agreement with Takeda. The exclusive license agreement has not yet been executed. The decision to exercise the option and enter into the exclusive license agreement is within Takeda’s sole discretion and Takeda may terminate the Takeda Exclusive Option Agreement at any time in its sole discretion upon providing 30 days’ prior written notice.

Capitalization, page 127

10.	We note your revised disclosures in response to comment 22. Please explain to us why interest-bearing bank and other borrowings that are classified as current liabilities are not included in your capitalization.

In response to the Staff’s comment, the Company has revised the disclosure on page 128 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Research and Development Expenses, page 141

11.	We note your response to our prior comment 25. Please clarify if you track your external research and development costs and explain the level on which costs are tracked (compound, target, indications and treatments, etc.). Given the significance of your research and development costs, your current disclosure indicating that you refocused your resources on developing key product pipelines does not sufficiently convey to investors the matters that materially impacted your research and development expenses.

In response to the Staff’s comment, the Company has revised the disclosure on page 140 of the Revised Draft Registration Statement to include a breakdown of external research and development costs that the Company tracks at the compound level. The Company advises the Staff that, for each compound, clinical trial costs range from 80% to 95% and chemistry, manufacture and control (“CMC”) costs range from 5%-20%. The rest of the research and development costs mainly consists of general expenses and employee-related costs, which the Company does not track at the compound level.

Securities and Exchange Commission

August 27, 2024

Business
Takeda exclusive option agreement, page 200

12.	We note your response to our prior comment 16 and we reissue the comment in part. Please revise your disclosure regarding the termination provision of the Takeda exclusive option agreement to define “Option Initiation Period” and “Option Exercise Period” in the prospectus itself rather than referring to the agreement.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the definitions of “Option Initiation Period” and “Option Exercise Period” have been redacted in the Takeda Exclusive Option Agreement filed by the Company with the Commission in accordance with Item 601(b)(10)(iv) because the Company customarily and actually treats such information as private and confidential. Such definitions were heavily negotiated, and the Company believes such definitions are commercially sensitive and that its disclosure could provide competitors with key insights into the Company and its dealings, which could be damaging to its business. Further, the Company does not believe the definitions of “Option Initiation Period” and “Option Exercise Period” are material to investors for multiple reasons, including because the decision to exercise the option and enter into the license agreement is within Takeda’s sole discretion and Takeda may terminate the Takeda Exclusive Option Agreement at any time in its sole discretion upon providing 30 days’ prior written notice. In response to the Staff’s comment, the Company has revised the disclosure on page 205 of the Revised Draft Registration Statement.

Note 17 - Investment in a Joint Venture, page F-40

13.	We note your response to our prior comment 32. Please disclose the significant judgements and assumptions that you used in determining that you have significant influence over Suzhou Ascentage Harvest Venture Capital LLP. Refer to paragraph 9(e) of IFRS 12.

In response to the Staff’s comment, the Company has revised the disclosure on page F-40 of the Revised Draft Registration Statement.

Securities and Exchange Commission

August 27, 2024

Please direct any questions with respect to this confidential submission to me at (212) 453-2842 or dsharon@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ David G. Sharon
David G. Sharon

cc:   Dr. Dajun Yang, Ascentage Pharma Group International

Thomas J. Knapp, Ascentage Pharma Group International

Weiheng Chen, Wilson Sonsini Goodrich & Rosati, P.C.

Winfield Lau, Wilson Sonsini Goodrich & Rosati, P.C.

Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, P.C.

Megan J. Baier, Wilson Sonsini Goodrich & Rosati, P.C.

Jennifer Fang, Wilson Sonsini Goodrich & Rosati, P.C.

Xuelin Wang, Davis Polk & Wardwell LLP

Yasin Keshvargar, Davis Polk & Wardwell LLP